TANZANIAN GOLD CORPORATION ANNOUNCES SENIOR MANAGEMENT CHANGES FOR BUCKREEF GOLD PROJECT

FOR IMMEDIATE RELEASE – March 4, 2021

TORONTO, March 4, 2021 (GLOBE NEWSWIRE) - Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (TanGold or the Company) operating through its wholly owned subsidiary in Tanzania (Tanzam2000), and its joint venture partner, The State Mining Company (STAMICO), is pleased to announce Senior Management changes at Buckreef Gold Company Ltd. (Buckreef).

The Company is pleased to announce that Isaac Bisansaba and Gaston Mujwahuzi have been appointed as Co-Acting General Managers for Buckreef, on an alternating basis. Mr. Bisansaba and Mr. Mujwahuzi will be directly responsible for monitoring and improving the mining and processing operations at Buckreef.  Mr. Bisansaba has a BS.Geo, Masters in Mining Engineering, Mineral Resources Evaluation, and twenty years of experience in the gold mining industry.  Mr. Mujwahuzi has a BS, Mineral Processing Engineering, and over sixteen years of experience in the gold mining industry.  Collectively, their experience encompasses all aspects of our gold mining operations, including managing mining, process plant and exploration activities.  Their prior experience includes roles with AngloGold Ashanti, Barrick Gold, Teranga Gold, PanAust Limited and various consulting firms. Together, they possess the knowledge and experience the Company requires going forward, as well as strong team leadership capabilities for safe, smooth and ongoing management of on-site operations.

“We are pleased to announce Isaac and Gaston as Acting General Managers at Buckreef, and I am delighted that they have enthusiastically accepted their new roles.  These new appointments to Buckreef’s general management team help support our objectives for continuously improving mining, plant and exploration operations and are vital to our continued success.  We also take this opportunity to thank Peter Zizhou for his past services and wish him the very best in all of his future endeavours.”  Andrew M. Cheatle, Chief Operating Officer, said.  Mr. Cheatle is currently in Tanzania overseeing the executive management changes.

The Company is in the process of updating all levels of administration and operations for Buckreef, and a meeting of the Board of Directors of Buckreef is pending to change the Tanzam2000 nominees to the Board to better reflect the new management team at TanGold.  The Company, in conjunction with STAMICO, will begin to identify an experienced and suitable candidate for the position of General Manager at Buckreef as per the requirements of the Buckreef joint venture and articles.

“Changes to the Board of Directors at Buckreef are necessary in order to fully align the Company’s interests in Buckreef with the new vision for the Company being implemented by the new executive management at TanGold.  Our action plan requires disciplined coordination at all administrative and operational levels for effective and sustained progress.  We are excited for these needed and all-important changes which will update every level of administrative involvement in advancing our stakeholders short term objectives and long term goals.  We welcome Isaac and Gaston to the senior management team in Tanzania in working toward the advancement of our collective goals at Buckreef. We also look forward to working with our joint venture partner STAMICO to identify an experienced and qualified person for the position of General Manager,” said Stephen Mullowney, Chief Executive Officer.

About Tanzanian Gold Corporation

Tanzanian Gold Corporation along with its joint venture partner, STAMICO is building a significant gold project at Buckreef in Tanzania that is based on an expanded Mineral Resource base and the treatment of its mineable Mineral Reserves in two standalone plants. Measured Mineral Resource now stands at 19.98MT at 1.99g/t gold containing 1,281,161 ounces of gold and Indicated Mineral Resource now stand at 15.89MT at 1.48g/t gold containing 755,119 ounces of gold for a combined tonnage of 35.88MT at 1.77g/t gold containing 2,036,280 ounces of gold. The Buckreef Project also contains an Inferred Mineral Resource of 17.8MT at 1.11g/t gold for contained gold of 635,540 ounces of gold. The Company is actively investigating and assessing multiple exploration targets on its property.  Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020, for more information.

Tanzanian Gold Corporation is advancing on three value-creation tracks:

1.Strengthening its balance sheet by expanding near-term production to 15,000 - 20,000 oz. of gold per year from the processing of oxide material from an expanded oxide plant.

2.Advancing the Final Feasibility Study for a stand-alone sulphide treating plant that is substantially larger than previously modelled and targeting significant annual gold production.

3.Continuing with a drilling program to further test the potential of its property, Exploration Targets and Mineral Resource base by: (i) identifying new prospects; (ii) drilling new oxide/sulphide targets; (iii) infill drilling to upgrade Mineral Resources currently in the Inferred category; and (iv) a step-out drilling program in the Northeast Extension.

Andrew M. Cheatle, P.Geo. is the Company’s Qualified Person as defined by the NI 43-101 who has verified the data disclosed in this news release and has otherwise reviewed and assumes responsibility for the technical content of this press release.

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

U.S. Investors are urged to consider closely the disclosure in our SEC filings. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect Tanzanian Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, recoveries, subsequent project testing, success and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TanGold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TanGold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business.   These risks are set forth under Item 3.D in Tanzanian Gold’s Form 20-F for the year ended August 31, 2020, as amended, as filed with the SEC.

The information contained in this press release is as of the date of the press release and TanGold assumes not duty to update such information.

Note to U.S. Investors

US investors are advised that the mineral resource and mineral reserve estimated disclosed in this press release have been calculated pursuant to Canadian standards which use terminology consistent with the requirements CRIRSCO reporting standards. For its fiscal year ending August 31, 2021, and thereafter, the Company will follow new SEC regulations which uses a CRIRSCO based templet for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources.